NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA INTERSECTS MINERALIZATION BELOW KNOWN
GOLD RESOURCES AT FENELON

January 23, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce that it has completed 4,060 meters of core drilling to begin the planned 22,000 meter drilling program at its 100% owned Fenelon Gold Property in northwestern Quebec. The Company has received assay results from 4 of 15 drill holes completed. These results confirm that gold mineralization continues at least 50 metres down dip from the original Discovery Zone, and remains open to depth. The objective of the drill program is to expand the high-grade gold resources which are known at the Discovery Zone.

Drill Program Highlights

Three (3) drills are currently working on the Fenelon Property. The drilling has focused on the immediate depth extension of the gold resources and on alternate theories regarding the plunge of the mineralized zones, with target zones between 100 and 350 meters deep. The known depth limit of the deposit prior to the current drilling was about 160 meters below surface.

The most significant gold assay results received to date are tabulated below:

Drill Hole ID	From (meters)	To (meters)	Gold Grade		Gold Grade
			(g/t Au)	(meters)	(oz/t Au)	(feet)
FA-05-255	184.1	188.0	4.25	3.9	0.12	12.8
FA-05-258	231.0	232.9	9.70	1.9	0.28	6.2

These drill holes are located up to 50 metres below the nearest pre-existing drill holes which are included in the resource. The depth extent of the mineralization will be further tested in the current drilling program. The other two drill holes for which assays have been received, FA-05-252A and FA-05-261, were drilled to test alternative plunge models and did not contain significant gold mineralization.

To date, 681 assay samples, as well as 71 whole-rock samples, have been shipped to the laboratory. A total of 225 gold assay results have been received to date from 4 of 15 holes (for drill holes FA-05-252A, 255, 258 and 261). The gold grades shown are uncut; interval lengths are measured along the core axis and are not true widths. The drilling is generally oriented at high angles to the target zone in an effort to drill as near to true thickness as practical.

The Company initiated the current drill program during December 2005 following a compilation and synthesis of the extensive Fenelon database. The work included core re-logging and assaying, whole-rock geochemistry, litho-structural modeling and targeting.

Several highly encouraging targets have been outlined and will be drill tested during the current drilling program, scheduled for completion by May 2006. These include two local targets: (1) the immediate depth and lateral extensions within a 300 meter radius of the currently known gold resources (Discovery Zone Target - the focus of the first 15 holes drilled in the current program); and (2) the outward extensions from 300 to 1,000 meters (Discovery East and West Extensions – where the drills have recently relocated).

There are also four regional targets: (1) NE ultramafic-felsic units (Ultramafic-Felsic Tuff NE Target); (2) a northern highly folded iron formation belt (Iron Formation NE Target); (3) an eastern linear iron formation (Iron Formation East Target); and (4) the northern Jeremie Batholith contact area (Jeremie Batholith Margin). These will be drilled in the latter parts of the current drilling program.

Qualified Persons

The Fénélon Project is managed by Bonanza's Aline Leclerc, P. Geo. (OGQ) and Denis Tremblay, P. Eng., under the technical supervision of Jean Lafleur, P. Geol. (OGQ) supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., of Innovexplo inc. from Val-d'Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines.

All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d'Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

All 15 drill holes (FA-05-251, 252, 252A, 254, 255, 258, 259, 261 to 266, 274 and 274A) have been logged, split for assaying, bagged and tagged on site. Sealed samples are shipped weekly to the ALS Chemex Laboratory in Val-d’Or, Quebec for gold assaying. Additional whole-rock sampling is carried out for metallogenic modeling purposes and detailed geochemical vectoring of the mineralization.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold) and Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples.

Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following the fusion into a glass pellet of pulverized material with lithium borate; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Prefeasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464